July 2, 2008
VIA EDGAR
Mr. Terence O’Brien, Branch Chief
Ms. Jenn Do, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

RE:	EnPro Industries, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed February 26, 2008 File No. 1-31225
Dear Mr. O’Brien and Ms. Do:
Thank you for your letter of June 5, 2008, in regard to your review of the above referenced filing. Your comment and our response are set out below.
Form 10-K for the year ended December 31, 2007 Financial Statements 2. Acquisitions, page 56
1.	You disclose that you purchased the remaining ownership interest in one of your subsidiaries and two small product lines during 2007. We presume that the acquisition of the remaining ownership interest in this subsidiary gave rise to the extraordinary gain of $2.5 million, net of taxes of $1.6 million, as mentioned on page 22. Please tell us the name of the subsidiary. Please tell us in more detail how you have accounted for this transaction. In this regard, please describe to us how your accounting complies with paragraph 14 of SFAS 141 and the purchase method, which prescribes that you allocate the consideration paid based on the additional percentage of underlying assets acquired and liabilities assumed. If you believe providing us with journal entries or other information would be helpful, please do so. We also note your subsidiaries as listed in Exhibit 21 that would constitute your other minority interests. However, it is not clear to us why neither the balance sheet nor statement of operations separately reflects these other minority interests, as well as those interests for this one subsidiary for the 2006 and 2005 periods, as required by GAAP. Please advise.

Please also explain to us your basis in GAAP for recognizing an extraordinary gain related to this transaction. We note paragraphs 19-24 of APB 30 describe the criteria for extraordinary item accounting. However, it would appear that the acquisition of the remaining ownership interest in one of your subsidiaries would be precluded from such accounting.
5605 Carnegie Blvd., Suite 500
Charlotte, NC 28209 4674
Phone 704 731 1500
Fax 704 731 1511
www.enproindustries.com

Mr. Terence O’Brien
Ms. Jenn Do
July 2, 2008

Response:
You correctly presume that the acquisition of the remaining ownership interest in our subsidiary gave rise to the $2.5 million extraordinary gain reported in our consolidated financial statements. The name of that subsidiary is Garrison Litigation Management Group, Ltd. (“Garrison”).
For background, Garrison is a subsidiary of Coltec Industries Inc (“Coltec”, itself a subsidiary of EnPro Industries, Inc.). Garrison employs 13 people, primarily lawyers, paralegals and administrative personnel, whose primary function is to manage the asbestos litigation of Coltec and its subsidiaries in coordination with a number of outside law firms. Garrison was formed in September 1996. At that time, Garrison was owned by Coltec and an intercompany affiliate. In December 1996, the intercompany affiliate sold its Garrison common stock to two third-party investors. In September 1998, Coltec sold part of its Garrison common stock to four additional third-party investors. After the completion of these sales of Garrison’s common stock, Coltec owned 90.3% of the Garrison equity and the third-party investors owned a minority stake of 9.7%. The third-party investors were banks and attorneys with whom the Company had other business relationships.
The balance sheet of Garrison is relatively simple, i.e., its assets primarily consist of an insurance receivable for asbestos claims equal to the remaining face values under existing insurance policies net of a valuation allowance for policies issued by insurance carriers that are now insolvent, and receivables from intercompany affiliates. Its liabilities primarily include an estimated liability for asbestos-related claims to be paid over the next 10-year period and a note payable to an intercompany affiliate.
A simplified balance sheet of Garrison at December 31, 2006 (the last year-end before the acquisition of the minority interest in Garrison), was as follows:
Garrison Litigation Management Group, Ltd.
Consolidated Balance Sheet
December 31, 2006
($ Millions)

Receivables from affiliates	$57
Asbestos insurance receivable	468

Total assets	$525

Current liabilities	$4
Asbestos liability	567
Note payable to affiliate	122

Total liabilities	693

Net deficit	(168)

Total liabilities and net deficit	$525

Mr. Terence O’Brien
Ms. Jenn Do
July 2, 2008

In December 2007, Coltec purchased the outstanding shares of all remaining minority shareholders for $0.9 million in an arm’s-length transaction. The total carrying amount of the minority interest on the Company’s balance sheet was $5.0 million. The difference, a net amount of $4.1 million, had to be accounted for under SFAS 141.
We agree that SFAS 141 governs business combinations, including the acquisitions of non-controlling equity interests. We accounted for the acquisition of the remaining ownership interest in Garrison in accordance with paragraph 14 of SFAS 141, which specifies that the purchase method be used. Purchase accounting requires that the cost of the acquired entity be allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition (paragraph 35 of SFAS 141). In this case, the $5.0M credit balance for the carrying amount of the minority interests exceeded the cost of the acquired shares, i.e., $0.9M.  Paragraph 44 states that this excess should be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the acquired assets, with certain exceptions.  If any excess remains, per paragraph 45, “that remaining excess shall be recognized as an extraordinary gain as described in paragraph 11 of APB Opinion No. 30”.
We reviewed all of the assets of Garrison and determined that they were all considered to be exceptions under paragraph 44 of SFAS 141, for purposes of determining a pro rata reduction of the acquired assets. The assets are financial assets excluded per paragraph 44(a) and a portion of each asset is a current asset excluded per paragraph 44(e). This conclusion also conforms to the background information expressed in paragraph B188 of SFAS 141. As required in paragraph B187 of SFAS 141, we also considered whether any of the liabilities should be increased by some or all of the $4.1 million excess balance. We reviewed Garrison’s liabilities and concluded that none of them should be increased in connection with this transaction. The liability for asbestos-related claims is derived using management’s model based on estimates of several factors related to potential future payments for these claims and a comparison to a range of liability estimates prepared by a recognized expert in this area. Increasing this liability for some or all of the $4.1 million excess would have increased the liability by an amount that was unsupported by management’s estimate. The note payable to affiliate is an intercompany working capital loan. This is a financial liability with agreed-upon terms and conditions, therefore it was deemed inappropriate to increase this liability for some or all of the $4.1 million excess. Based on these analyses, we determined that the $4.1 million excess balance must be recorded as an extraordinary gain as described in APB 30 in accordance with paragraph 45 of SFAS 141.
We also reviewed paragraphs 19 – 24 of APB 30. These paragraphs do not specifically prohibit the recognition of an extraordinary gain in the context of a transaction of the type we completed. We therefore adhered to the requirement of paragraph 45 of SFAS 141 (discussed further in the additional background information in paragraph B189 of SFAS 141) and recorded an extraordinary gain.
The only other subsidiary shown in our Exhibit 21 that is not 100% owned within our consolidated group is Garlock Pty Limited (“Garlock Pty”), of which minority shareholders own 20% of the outstanding voting securities. You are correct in noting that we have not separately presented the impact of minority interests for Garrison or Garlock Pty in our

Mr. Terence O’Brien
Ms. Jenn Do
July 2, 2008

consolidated balance sheets or consolidated statements of operations. We omitted these separate presentations due to the immateriality of the amounts involved in relationship to our consolidated financial statements taken as a whole. We have instead included the minority interests in our subsidiaries in other liabilities (noncurrent) in our consolidated balance sheets and we have accounted for the minority interests in our subsidiaries’ earnings in selling, general and administrative expenses in our consolidated statements of operations. The result of these classifications is an overstatement of total liabilities of $2.3 million (0.2%), $6.9 million (0.7%) and $6.7 million (0.9%) as of December 31, 2007, 2006 and 2005, respectively, and an overstatement of operating expenses of $0.5 million (0.2%), $0.4 million (0.1%) and $0.5 million (0.3%) for the years ended December 31, 2007, 2006 and 2005, respectively. We concluded these differences were immaterial.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In the event you have further questions or comments, or desire additional information, please contact the undersigned or Don Pomeroy, our vice president and corporate controller.
Sincerely,
/s/ William Dries
William Dries
Chief Financial Officer